SECURITIES AND EXCHANGE COMMISSION,

                             WASHINGTON, D.C. 20549

                              --------------------

                                   SCHEDULE TO

                                 (RULE 14D-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(D) (1) OR 13(E) (1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       AND

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 7)


                                  CARSON, INC.
                       (Name of Subject Company (Issuer))


                                  COSMAIR, INC.
                            CRAYON ACQUISITION CORP.
                       (Names of Filing Persons Offerors)

                 CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    145845103
                      (CUSIP Number of Class of Securities)

                             JOHN D. SULLIVAN, ESQ.
                                 GENERAL COUNSEL
                                  COSMAIR, INC.
                   575 FIFTH AVENUE, NEW YORK, NEW YORK 10017
                            TELEPHONE: (212) 818-1500
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                    Copy to:

                              ELLEN J. ODONER, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                          NEW YORK, NEW YORK 10153-0119
                            TELEPHONE: (212) 310-8000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [X]      third-party tender offer subject to Rule 14d-1.
         [ ]      issuer tender offer subject to Rule 13e-4.
         [ ]      going-private transaction subject to Rule 13e-3.
         [ ]      amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer:

                         (Continued on following pages)
                               (Page 1 of 5 pages)



NY2:\921593\01\JR3T01!.DOC\39200.0039

                     This Amendment No. 7 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "Commission") on March 8, 2000 (as amended and supplemented, the "Schedule TO") by Crayon Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of L'Oreal USA, Inc. (formerly known as Cosmair, Inc.), a Delaware corporation ("Parent"), with respect to the offer by Purchaser to purchase all of the outstanding shares of Class A common stock, par value $0.01 per share (the "Shares"), of Carson, Inc., a Delaware corporation (the "Company"), at a price of $5.20 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 8, 2000, filed as Exhibit (a)(1)(A) to this Statement (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer").

ITEM 4               TERMS OF THE TRANSACTION

On June 29, 2000, Parent issued a press release announcing that it has extended the period during which the Offer will remain open to 5:00 P.M., New York City time, on Friday, July 14, 2000. The full text of the press release is set forth in Exhibit (a)(1)(K) and is incorporated herein by reference.

ITEM 12    EXHIBITS

(a)(1)(A)         Offer to Purchase, dated March 8, 2000.*

(a)(1)(B)         Letter of Transmittal.*

(a)(1)(C)         Notice of Guaranteed Delivery.*

(a)(1)(D) Form of letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(E) Form of letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(G) Summary Advertisement, dated March 8, 2000, appearing in the Wall Street Journal.*

(a)(1)(H)         Press release issued by Parent, dated April 5, 2000.*

(a)(1)(I)         Press release issued by Parent, dated May 1, 2000.*

(a)(1)(J)         Press release issued by Parent, dated May 22, 2000.*

(a)(1)(K)         Press release issued by Parent, dated June 20, 2000.*

(a)(1)(L)         Press release issued by Parent, dated June 29, 2000.

(b)               Not applicable.

(d)(1) Agreement and Plan of Merger, dated as of February 25, 2000, by and among Parent, Purchaser and the Company.*

(d)(2) Stockholders Agreement, dated as of February 25, 2000, by and among Parent, Purchaser, the Company and the holders of Shares and shares of Class C Stock, par value $.01 per share, of the Company ("Class C Shares") parties thereto.*

(d)(3) Confidentiality Agreement, dated July 24, 1997, as extended, by and between Parent and the Company.*

(d)(4) Exclusivity Agreement, dated as of February 3, 2000, by and between the Company and Parent and agreed to by DNL Partners Limited Partnership.*

(d)(5) Employment Agreement, dated as of February 25, 2000, by and between Parent and Malcolm R. Yesner.*

(d)(6) Reimbursement Agreement, dated as of February 25, 2000, among the Company and certain directors of the Company.*

(d)(7) Letter Agreement, dated as of February 25, 2000, among DNL Partners Limited Partnership and Parent.*

(d)(8) Form of Indemnity Release between certain officers and directors of the Company and Parent.*

(g)               Not applicable.

(h)               Not applicable.


-------------------
* Previously Filed.

SIGNATURE

After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of June 30, 2000 that the information set forth in this statement is true, complete and correct.


                               L'OREAL USA, INC.
                               (formerly COSMAIR, INC.)

                               By: /s/ Roger Dolden
                                   ------------------------------------------
                                   Name: Roger Dolden
                                   Title: Executive Vice President, Chief
                                          Administrative Officer and Secretary



                               CRAYON ACQUISITION CORP.

                               By: /s/ Roger Dolden
                                   ------------------------------------------
                                   Name: Roger Dolden
                                   Title: Vice President and Secretary

                                  EXHIBIT INDEX


EXHIBIT NO.                       DESCRIPTION
-----------                       -----------

(a)(1)(A)         Offer to Purchase, dated March 8, 2000.*

(a)(1)(B)         Letter of Transmittal.*

(a)(1)(C)         Notice of Guaranteed Delivery.*

(a)(1)(D) Form of letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(E) Form of letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(G) Summary Advertisement, dated March 8, 2000, appearing in the Wall Street Journal.*

(a)(1)(H)         Press release issued by Parent, dated April 5, 2000.*

(a)(1)(I)         Press release issued by Parent, dated May 1, 2000.*

(a)(1)(J)         Press release issued by Parent, dated May 22, 2000.*

(a)(1)(K)         Press release issued by Parent, dated June 20, 2000.*

(a)(1)(L)         Press release issued by Parent, dated June 29, 2000.

(d)(1) Agreement and Plan of Merger, dated as of February 25, 2000, by and among Parent, Purchaser and the Company.*

(d)(2) Stockholders Agreement, dated as of February 25, 2000, by and among Parent, Purchaser, the Company and the holders of Shares and Class C Shares parties thereto.*

(d)(3) Confidentiality Agreement, dated July 24, 1997, as extended, by and between Parent and the Company.*

(d)(4) Exclusivity Agreement, dated as of February 3, 2000, by and between the Company and Parent and agreed to by DNL Partners Limited Partnership.*

(d)(5) Employment Agreement, dated as of February 25, 2000, by and between Parent and Malcolm R. Yesner.*

(d)(6) Reimbursement Agreement, dated as of February 25, 2000, among the Company and certain directors of the Company.*

(d)(7) Letter Agreement, dated as of February 25, 2000, among DNL Partners Limited Partnership and Parent.*

(d)(8) Form of Indemnity Release between certain officers and directors of the Company and Parent.*

-------------------
* Previously Filed.